SARA M. DAYTON
e-mail:  sdayton@barteleng.com

                                  June 13, 2005

Via Edgar

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 0409
Washington, D.C.  20549-0303
Attn:  Michael McTiernan, Special Counsel

         Re:      Chartwell International, Inc.
                  Form 10SB-12G- Filed on June 3, 2005 and
                  Form 10SB-12G/A-1 - Filed on June 13, 2005
                  Registration No. 051342

Dear Mr. McTiernan:

     In connection with Chartwell International, Inc.'s (the "Company's") Form 10SB, the Company is filing an amendment to Form 10SB in response to the staff's June 9, 2005 comment letter.

     Financial statements reflecting the spin-off of Kingsley and the subsequent sale of common stock was added under Part F/S. The following unaudited financial statements for the quarter ending April 30, 2005 were added: (i) Condensed Consolidated Balance Sheets as of April 30, 2005 and July 31, 2004; (ii) Condensed Consolidated Statements of Operations for the Three and Nine-Month Periods Ended April 30, 2005 and 2004; (iii) Condensed Consolidated Statements of Cash Flows for the Three and Nine-Month Periods Ended April 30, 2005 and 2004; and (iv) Notes to Condensed Consolidated Financial Statements. Under Item 2., Management's Discussion and Analysis or Plan of Operation, additional disclosure regarding the Company's financial condition as of April 30, 2005 was added.

     With the filing of the amended Form 10-SB, we believe that the Company has fully responded to the staff's comment letter. Should the staff have additional questions or need additional information, please do not hesitate to contact Daniel Eng or the undersigned at (916) 442-0400.

                                Very truly yours,


                                /s/ Sara M. Dayton
                                Sara M. Dayton

SMD/cea

cc:      Dr. Janice Jones
         Imre Eszenyi